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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                 SCHEDULE 14D-9



                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                            (Name of Subject Company)


                 COMPANIA BOLIVIANA de ENERGIA ELECTRICA S.A.--
                         BOLIVIAN POWER COMPANY LIMITED
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                        (Name of Person Filing Statement)


                   Common Shares, without nominal or par value
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                         (Title of Class of Securities)


                                   204425 102
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                      (CUSIP Number of Class of Securities)


                                David H. Peterson
                Chairman of the Board and Chief Executive Officer
                 Compania Boliviana de Energia Electrica S.A.--
                         Bolivian Power Company Limited
                       Obrajes, Ave. Hernando Siles #5635
                              Entre Calles 10 y 11
                                 La Paz, Bolivia
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            (Name, Address and Telephone Number of Person Authorized
 to Receive Notice and Communications on Behalf of the Person Filing Statement)


                                 with a copy to:

                                Frank Voigt, Esq.
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                           Minneapolis, MN 55402-1498
                                 (612) 340-2781



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                                  INTRODUCTION

          This Amendment No. 3 dated November 9, 1999 to Schedule 14D-9 dated August 26, 1999, relates to an offer by Tosli Acquisition B.V., a Netherlands private limited liability company and a wholly-owned subsidiary of Tosli Investments N.V., a Netherlands public limited liability company that is equally owned, through subsidiaries, by NRG Energy, Inc., a Delaware corporation and a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation, and Nordic Power Invest AB, a Swedish corporation and a wholly-owned subsidiary of Vattenfall AB, a Swedish corporation that is wholly-owned by the state of Sweden, to purchase all of the outstanding common shares (the "Shares"), without nominal or par value, of Compania Boliviana de Energia Electrica S.A.--Bolivian Power Company Limited, a Nova Scotia corporation (the "Company").

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          Item 8 is hereby amended and supplemented by addition of the following information thereto:

          A copy of the Company's press release announcing the expiration of the Offer is filed as Exhibit (a)(11) to the Schedule 14D-9 in Item 9 below and is incorporated herein by reference.

ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS

(a)(11)   Press Release issued by the Company, dated November 9, 1999.*

*         Filed herewith






















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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1999                  COMPANIA BOLIVIANA de ENERGIA
                                         ELECTRICA S.A.--Bolivian Power Company
                                         Limited



                                         By /s/ Roger J. Dupuis
                                            ------------------------------------
                                               Roger J. Dupuis
                                               President and General Manager


































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